United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release

Signature Page

ANNUAL SCHEDULE OF CORPORATE EVENTS

Company Name	Vale S.A.
Company Head Office	Av. Graça Aranha, 26 – Center – CEP 20030-900 – Rio de Janeiro
Internet Address	www.vale.com
Investor Relations Officer	Name: Luciano Siani Pires E-mail: luciano.siani@vale.com Telephone(s) (21) 3814-8888 Fax: (21) 3814-8820
Responsible for Investor Relations Area	Name: Roberto Castello Branco E-mail: roberto.castello.branco@vale.com Telephone(s): (21) 3814-4540 Fax: (21) 3814-9935
Newspapers (and places) where company acts are published	Diário Oficial do Estado do Rio de Janeiro – Rio de Janeiro Jornal do Commercio – Rio de Janeiro Valor Econômico – São Paulo

A – OBLIGATORY SCHEDULE

Complete annual financial statements for financial year ending   31/12/2012

EVENT	DATE
Disclosed through CVM information system	27/02/2013

Standard financial statements for financial year ending   31/12/2012

EVENT	DATE
Disclosed through ENET	27/02/2013

Annual financial statements translated into English for financial year ending   31/12/2012

EVENT	DATE
Disclosed through CVM information system	27/02/2013

Reference Form for current financial year

EVENT	DATE
Disclosed through ENET	20/05/2013

Quarterly Reports – ITR

EVENT – Disclosed through ENET	DATE
For 1st quarter	24/04/2013
For 2nd quarter	31/07/2013
For 3rd quarter	30/10/2013

Quarterly Reports translated into English

EVENT – Disclosed through CVM information system	DATE
For 1st quarter	24/04/2013
For 2nd quarter	31/07/2013
For 3rd quarter	30/10/2013

Annual General Meeting

EVENT	DATE
Sending of administration proposal via CVM information system	14/03/2013
Sending of Summons to AGM via CVM information system	14/03/2013
Annual General Assembly	17/04/2013
Sending of main summary of main issues discussed or minutes of meeting via CVM information system IPE	17/04/2013

Extraordinary General Meeting

EVENT	DATE
Sending of administration proposal via CVM information system	17/04/2013
Sending of Summons to EGM via CVM information system	17/04/2013
Extraordinary General Assembly	07/05/2013
Sending of main summary of main issues discussed or minutes of meeting via CVM information system IPE	07/05/2013

Public Meeting with Analysts

EVENT	DATE
Apimec – Rio de Janeiro – Av. Rio Branco, 103 – 21st floor – Rio de Janeiro – 14:00	29/01/2013
Expo Money - São Paulo – Date and time to be informed	12/09/2013
Expo Money – Rio de Janeiro – Date and time to be informed	13/11/2013

B. OPTIONAL SCHEDULING

Teleconference if applicable

EVENT	DATE
Conference Call –2012 Results	28/02/2013

Conference Call – 1Q13 Results	25/04/2013

Conference Call – 2Q13 Results	01/08/2013

Conference Call – 3Q13 Results	31/10/2013

Non-executive Board Meetings

EVENT	DATE
Non-executive Board Meeting which is a matter of Market interest

Discussion of 1st instalment of investor remuneration	16/04/2013

Sending of summary of main points discussed or minutes of Meeting via CVM information system	16/04/2013

Discussion of 2nd instalment of investor remuneration	17/10/2013

Sending of summary of main points discussed or minutes of Meeting via CVM information system	17/10/2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: May 15, 2013		Roberto Castello Branco
Director of Investor Relations